UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 1-1204

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
(Full title of the Plan)
HESS CORPORATION
1185 AVENUE OF THE AMERICAS, NEW YORK, NY 10036
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office )

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Year Ended December 31, 2022 and 2021

CONTENTS

Page
Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule
Form 5500 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	8
Exhibit Index	9
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm
Signature	10

Report of Independent Registered Public Accounting Firm

Hess Corporation Employee Benefit Plans Committee and
Participants in the Hess Corporation Employees’ Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Hess Corporation Employees’ Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022, (referred to as the "supplemental schedule"), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1973
New York, New York
June 7, 2023

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2022	2021
Investments, at fair value:
Mutual funds	$705,650,604	$827,317,948
Hess Corporation common stock fund	191,240,500	126,529,840
	896,891,104	953,847,788
Employer contribution receivable	27,511	1,089,648
Notes receivable from participants	6,128,946	5,349,494
Other receivables	599,286	44,676
Total assets	903,646,847	960,331,606
Other liabilities	(1,073,885)	—
Total net assets available for benefits	$902,572,962	$960,331,606

See accompanying notes to financial statements.

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2022
Investment income
Net depreciation in fair value of investments	$(72,468,673)
Distributions from mutual funds	32,865,987
Dividends on Hess Corporation common stock fund	2,148,933
(37,453,753)
Employee contributions	25,003,332
Employer contributions	21,056,158
Rollovers from other plans	3,483,260
Interest and other income	253,307
Benefit payments	(69,944,464)
Administrative expenses	(156,484)
Net decrease in net assets available for benefits	(57,758,644)
Total net assets available for benefits at beginning of year	960,331,606
Total net assets available for benefits at end of year	$902,572,962

See accompanying notes to financial statements.

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.  Description of Plan
The following description of the Hess Corporation (the "Company") Employees’ Savings Plan (the "Plan") is provided for general information only. For more information, participants should refer to the summary plan description, which can be obtained from the Company’s Benefits Center.
General: The Plan is a defined contribution plan covering all eligible United States (U.S.) based employees of the Company. Employees are eligible to enroll in the plan upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Hess Corporation Employee Benefits Plan Committee is the Plan administrator. Fidelity Management Trust Company ("Trustee") is the Plan’s trustee, and Fidelity Workplace Services is the Plan’s recordkeeper.
Contributions: Each participating employee may contribute from 1% to 50% of their eligible compensation on a before-tax, Roth, or after-tax basis to the Plan. Newly hired or rehired employees who do not opt out or elect to contribute a different rate of eligible compensation within a 30-day period are automatically enrolled in the Plan at a before-tax contribution rate of 6% of eligible compensation. The Company makes matching contributions equal to 133% of employee contributions that do not exceed 6% of eligible compensation. Total contributions made by employees on a before-tax basis and as Roth contributions are subject to IRS annual limits (2022: $20,500). Total contributions, including before-tax, Roth, and after-tax employee contributions, and employer matching contributions, are subject to the lesser of the IRS annual limit (2022: $61,000) or 100% of the annual compensation of the employee. At the election of each participating employee, individual contributions and the employer matching contributions are invested in one or more of the Plan’s available mutual funds with varying investment objectives, or in the Hess Corporation common stock fund.
In the year an employee reaches age 50, and all years thereafter, an employee is eligible to make an additional before-tax or Roth “catch-up” contribution to the Plan that is not eligible for matching employer contributions.
Vesting: Participants are immediately fully vested in their contributions, the employer’s matching contributions, and earnings on investments.
Participant Accounts: Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and the Plan’s investment earnings. Contributions are invested in the Plan’s funds based on the allocation percentages designated by the participant in increments of 1% of the amount contributed. A participant may change investment designations for future contributions or reallocate existing investments to different funds on a daily basis.
Hess Corporation Common Stock Fund: The fund invests in the common stock of Hess Corporation, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol HES. Approximately 1% of this fund is invested in short-term investment funds to manage the short-term liquidity needs of the fund.
Notes Receivable from Participants: Participants may borrow from their account balance, including amounts contributed by the Company, a minimum of $500 up to a maximum of $50,000. Participants may have two concurrent loans. The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant’s account balance. The participant’s account balance serves as collateral for the loans. There are no allowances for credit losses on participant loans. Loans are repaid by participants in equal installments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence. Interest on loans is charged at a rate of 1% above the prime rate determined at the time the loan is made. A loan set-up fee of $50 is charged to participants when they borrow from the Plan. If a participant terminates employment with the Company, they may continue to make loan payments through a pre-authorized check agreement. If the loan is not repaid, it will automatically be treated as a distribution to the participant.
Rollovers from Other Plans: Employees may deposit an eligible rollover distribution made by another employer-sponsored qualified plan or from an individual retirement account whose assets were derived solely from the rollover from another qualified plan. Rollovers are accepted in cash only and are invested according to the participant’s current fund elections for contributions. An employee who is not contributing to the Plan must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
Payment of Benefits: Upon a withdrawal or distribution, the market value of an employee’s investments in the Plan’s mutual funds, reduced for any outstanding loan balances, is paid in cash. The employee’s investments in the Hess Corporation common stock fund are distributed either in shares of common stock of Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee’s election.
Voluntary complete or partial withdrawals from before-tax and Roth contributions are permitted only on or after attainment of age 59 ½, except in the case of hardship. Except for hardship withdrawals and rollover contributions, only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59 ½. Terminated employees may withdraw their entire balance at any time, except for balances of $1,000 or less, which are automatically distributed in a lump sum upon termination of employment. Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Distributions from the Plan that are not rolled over are generally subject to federal income tax withholding at 20% and may be subject to an additional 10% early withdrawal tax.
The Plan adopted certain provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act which, in accordance with section 2202(a) of the CARES Act, allowed eligible participants to take a distribution of up to $100,000 from the Plan between April 1, 2020 and December 31, 2020. Participants have the option to repay the Plan’s distribution over a three-year period beginning on the day after the distribution.
Expenses: The Plan’s expenses represent costs to administer the Plan and include recordkeeping, legal and accounting services. Administrative fees related to participant-directed transactions such as employee loans and certain investment fund redemptions are charged directly to participant accounts. Expenses that are paid by the Company are excluded from these financial statements.
Party-in-interest: Funds that qualify as party-in-interest transactions include shares in the money market fund managed by the Trustee and the Hess Corporation common stock fund. Notes receivable from participants also qualify as party-in-interest transactions. All of these transactions are exempt from ERISA’s prohibited transaction rules.

2.  Summary of Significant Accounting Policies
Basis of Accounting: The accompanying financial statements for the Plan have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP) on the accrual basis of accounting.
Valuation of Investments: The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820, Fair Value Measurement (ASC 820). Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. These mutual funds are registered with the Securities and Exchange Commission and are required to publish their daily net asset value and to transact at that price. Hess Corporation common stock is valued based on the closing market price on the NYSE at year-end. See Note 3, Fair Value Measurements.
Notes Receivable from Participants: Notes receivable from participants are stated at their outstanding principal balances plus any accrued interest.
Interest and Dividend Income: Interest and dividend income is recorded in participant accounts as earned. Dividends are recorded on the ex-dividend date.
Sale of Investments: Purchases and sales of securities are recorded on a trade-date basis. Net appreciation/depreciation in the fair value of investments includes gains and losses realized on investments bought and sold, as well as changes in the fair value of investments held during the year. Gains or losses on sales of Hess Corporation common stock and mutual funds in the Plan are based on average cost.
Benefit Payments: Distributions of benefits to participants are recorded when paid.
Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Risks and Uncertainties: The Plan invests in various mutual funds and in Hess Corporation common stock. Investment securities are exposed to various risks, such as overall market volatility, commodity prices, interest rates, foreign exchange rates, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
3.  Fair Value Measurements
The provisions of ASC 820 establish a hierarchy for the inputs used to measure fair value based on the source of the input, which generally range from quoted prices for identical instruments in a principal trading market (Level 1) to estimates determined using related market data (Level 3). Measurements derived indirectly from observable inputs or from quoted prices from markets that are less liquid are considered Level 2. Multiple inputs may be used to measure fair value; however, the level of fair value for each financial asset presented below is based on the lowest level of any significant input.
The following table provides the fair value hierarchy of the Plan’s financial assets:

	Level 1	Level 2	Level 3	Total
December 31, 2022
Mutual funds	$705,650,604	$—	$—	$705,650,604
Hess Corporation common stock fund	191,240,500	—	—	191,240,500
Total assets at fair value	$896,891,104	$—	$—	$896,891,104

December 31, 2021
Mutual funds	$827,317,948	$—	$—	$827,317,948
Hess Corporation common stock fund	126,529,840	—	—	126,529,840
Total assets at fair value	$953,847,788	$—	$—	$953,847,788
Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Hess Corporation common stock values are based on the closing market price on the NYSE, which is the primary exchange on which the stock is traded.

4.  Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, the net assets of the Plan may be distributed to participants in accordance with the Plan’s provisions and applicable law.

5.  Tax Status
The Plan received its most recent determination letter from the Internal Revenue Service dated January 9, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore the Plan is exempt from taxation. The Plan was amended and restated subsequent to the receipt of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code, and therefore believes the Plan is qualified and remains tax exempt under the Code.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by regulatory authorities; however, there are currently no open audits for any tax periods.

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
EIN 13 - 4921002 PLAN NO. 001
AT DECEMBER 31, 2022
Form 5500 – SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of Issuer, Borrower,	Description of Investment including	Current
	Maturity Date, Rate of Interest,
Lessor, or Similar Party	Collateral, Par or Maturity Value	Value

Hess Corporation Common Stock Fund:
*Hess Corporation	Common Stock - 1,336,188 shares	$189,498,182
*Fidelity	Money Market Fund - 1,742,318 shares	1,742,318
Mutual Funds:
The Vanguard Group	Vanguard Institutional Index Plus - 336,688 shares	108,285,523
The Vanguard Group	Vanguard Federal Money Market - 75,287,656 shares	75,287,656
The Vanguard Group	Vanguard Mid Cap Index Fund - 1,040,464 shares	58,026,650
The Vanguard Group	Vanguard Small Cap Index Fund - 588,839 shares	51,776,596
T. Rowe Price	T. Rowe Price Retirement 2025 - 3,599,756 shares	44,924,957
T. Rowe Price	T. Rowe Price Retirement 2030 - 3,427,774 shares	44,561,064
T. Rowe Price	T. Rowe Price Retirement 2035 - 3,236,010 shares	43,847,931
T. Rowe Price	T. Rowe Price Retirement 2040 - 2,876,321 shares	39,635,697
Schwab Funds	SCHWAB SEL LG CP GR - 2,124,315 shares	36,049,620
T. Rowe Price	T. Rowe Price Retirement 2045 - 2,239,458 shares	31,621,151
T. Rowe Price	T. Rowe Price Retirement 2020 - 2,054,712 shares	23,978,491
Touchstone Investments	Touchstone Value Fund - 1,954,843 shares	19,685,267
The Vanguard Group	Vanguard Developed Markets Index Fund - 1,450,752 shares	19,628,675
Western Asset	Western Asset Core Plus Bond Portfolio - 1,711,580 shares	16,020,391
The Vanguard Group	Vanguard Total Bond Market Index Fund - 1,677,449 shares	15,902,219
T. Rowe Price	T. Rowe Price Retirement 2050 - 848,348 shares	11,970,188
T. Rowe Price	T. Rowe Price Retirement 2015 - 1,041,357 shares	11,621,548
Hartford Schroders	HTFD SCHR EMG MK SDR - 777,424 shares	11,327,062
William Blair Funds	William Blair Intl Small Cap Growth - 776,296 shares	8,515,967
T. Rowe Price	T. Rowe Price Retirement Balanced FUND - 732,728 shares	7,700,969
Western Asset	Western Asset Inflation Index Plus Bond Portfolio - 743,706 shares	7,094,952
T. Rowe Price	T. Rowe Price Retirement 2055 - 410,266 shares	5,866,797
T. Rowe Price	T. Rowe Price Retirement 2060 - 337,558 shares	4,891,222
T. Rowe Price	T. Rowe Price Retirement 2010 - 333,733 shares	3,577,617
T. Rowe Price	T. Rowe Price Retirement 2005 - 308,872 shares	3,224,622
T. Rowe Price	T. Rowe Price Retirement 2065 - 63,347 shares	627,772
* Participant Loans	Loans to Plan participants (interest rates of 4.25% to 9.25%, with various maturity dates)	6,128,946
Total		$903,020,050
* Indicates party-in-interest to the Plan.

EXHIBIT INDEX

23.1 – Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN

By: /s/ Brent L. Schwartz
Brent L. Schwartz
Director, HR – Total Rewards

June 7, 2023